CUSIP No. 296744 10 5                13D/A                          Page 1 of 42


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D/A*

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                Essex Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   296744 10 5
                                 (CUSIP Number)

                                James P. Gregory
           1225 Eye Street, N.W., Washington, DC 20005 (202) 789-4500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 14, 2000
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                ----------------

         *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

CUSIP No. 296744 10 5                13D/A                          Page 2 of 42

subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
                                                          GEF Optical Investment
                                                                    Company, LLC
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                     (a) [_]
                                     (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  WC

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
NUMBER OF        (7)  SOLE VOTING POWER
                              -0-
SHARES           ---------------------------------------------------------------

BENEFICIALLY     (8)  SHARED VOTING POWER
                           1,410,000
OWNED BY
                 ---------------------------------------------------------------
EACH             (9)  SOLE DISPOSITIVE POWER
                              -0-
REPORTING
                 ---------------------------------------------------------------
PERSON WITH      (10) SHARED DISPOSITIVE POWER
                            705,000

CUSIP No. 296744 10 5                13D/A                          Page 3 of 42


                 ---------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                           1,410,000

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                              [ ]

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                           24.25%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                           OO

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                          Page 4 of 42


--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                              H. Jeffrey Leonard

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                     (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  PF

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                         10,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                      1,410,000
OWNED BY
               -----------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                         10,000
REPORTING
               -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                        705,000

               -----------------------------------------------------------------

CUSIP No. 296744 10 5                13D/A                          Page 5 of 42


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                1,420,000

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                              [ ]

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                   24.42%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                  IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                          Page 6 of 42


--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                                 Marie S. Minton
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                     (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
             NOT APPLICABLE

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

--------------------------------------------------------------------------------
NUMBER OF        (7)  SOLE VOTING POWER
                             -0-
SHARES           ---------------------------------------------------------------

BENEFICIALLY     (8)  SHARED VOTING POWER
                          1,410,000
OWNED BY
                 ---------------------------------------------------------------
EACH             (9)  SOLE DISPOSITIVE POWER
                             -0-
REPORTING
                 ---------------------------------------------------------------

PERSON WITH      (10) SHARED DISPOSITIVE POWER
                           705,000

                 ---------------------------------------------------------------

CUSIP No. 296744 10 5                13D/A                          Page 7 of 42


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                           1,410,000

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                              [ ]

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                           24.25%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                           IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                          Page 8 of 42


--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                                James P. Gregory
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                     (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  NOT APPLICABLE

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                              -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           1,410,000
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                               -0-
REPORTING
                  --------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                             705,000

                  --------------------------------------------------------------

CUSIP No. 296744 10 5                13D/A                          Page 9 of 42


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                           1,410,000

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                              [ ]

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                           24.25%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **
                           IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                         Page 10 of 42


--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Networking Ventures, LLC
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                     (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  WC

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Maryland

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                              -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                            1,410,000
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                              -0-
REPORTING
                  --------------------------------------------------------------
PERSON WITH       (10) SHARED DISPOSITIVE POWER
                            705,000

                  --------------------------------------------------------------

CUSIP No. 296744 10 5                13D/A                         Page 11 of 42


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                           1,410,000

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                              [ ]

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                           24.25%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                           OO

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                         Page 12 of 42


--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                                  John G. Hannon
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                     (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  PF

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                            21,800
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           1,410,000
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                            21,800
REPORTING
                  --------------------------------------------------------------
PERSON WITH       (10) SHARED DISPOSITIVE POWER
                            705,000

                  --------------------------------------------------------------

CUSIP No. 296744 10 5                13D/A                         Page 13 of 42


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                           1,431,800
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                              [ ]

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                           24.62%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                           IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                         Page 14 of 42


--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)

                                                              Caroline S. Pisano
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                     (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS **
                  PF

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                              6,000
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                            1,410,000
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                              6,000
REPORTING
                  --------------------------------------------------------------
PERSON WITH       (10) SHARED DISPOSITIVE POWER
                             705,000

                  --------------------------------------------------------------

CUSIP No. 296744 10 5                13D/A                         Page 15 of 42


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                           1,416,000

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES **                              [ ]

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
                           24.35%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **
                           IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                         Page 16 of 42


Item 1.           Security and Issuer.

         The Reporting Persons, as defined below, hereby amend and restate the report on Schedule 13D filed by the Reporting Persons on September 18, 2000 (the "Original Schedule 13D"). This statement relates to the Common Stock (the "Common Stock") of Essex Corporation, a Virginia corporation (the "Company"), and shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock of the Company (the "Preferred Stock", and together with the Common Stock, the "Stock"). The Company's principal executive offices are located at 9150 Guilford Road, Columbia, MD 21046.

Item 2.           Identity and Background.

         (a)      This statement is filed by:

                  (i) GEF Optical Investment Company, a Delaware limited liability company ("GEF"), with respect to the shares of Stock directly owned by it;
                  (ii) H. Jeffrey Leonard ("Mr. Leonard"), who serves as a director of the managing member of GEF, with respect to the shares of Stock directly owned by GEF and 10,000 shares of Common Stock directly owned by Mr. Leonard;
                  (iii) Marie S. Minton ("Ms. Minton"), who serves as a director of the managing member of GEF with respect to the shares of Stock directly owned by GEF;
                  (iv) James P. Gregory ("Mr. Gregory"), who serves as a director of the managing member of GEF, with respect to shares of Stock directly owned by GEF;
                  (v) Networking Ventures, LLC, a Maryland limited liability company ("NV"), with respect to the shares of Stock directly owned by it;
                  (vi) John G. Hannon ("Mr. Hannon"), who is a managing member of NV, with respect to the shares of Stock directly owned by NV and 21,800 shares of Common Stock directly owned by Mr. Hannon; and
                  (vii) Caroline S. Pisano ("Ms. Pisano"), who serves as a managing member of NV, with respect to the shares of Stock directly owned by NV and 6,000 shares of Common Stock directly owned by Ms. Pisano.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         (b) The address of the principal business and principal office of GEF, Mr. Leonard, Ms. Minton and Mr. Gregory is 1225 Eye Street, N.W., Suite 900, Washington, DC 20005. The address of the principal business and principal office of NV, Mr. Hannon and Ms. Pisano is 8970 Route 108, Columbia, Maryland 21045.

CUSIP No. 296744 10 5                13D/A                         Page 17 of 42


         (c) The principal business of each of GEF and NV is serving as a private investment fund. Mr. Leonard, Ms. Minton and Mr. Gregory serve as directors of the managing member of GEF. Mr. Hannon and Ms. Pisano serve as managing members of NV.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) GEF is a Delaware limited liability company. NV is a Maryland limited liability company. Mr. Leonard, Ms. Minton, Mr. Gregory, Mr. Hannon and Ms. Pisano are each United States citizens.

Item 3.           Source and Amount of Funds and Other Consideration.

         On September 8, 2000, each of GEF and NV acquired 125,000 shares of Preferred Stock from the Company pursuant to a Securities Purchase Agreement dated as of September 7, 2000 (the "Purchase Agreement"). On December 15, 2000, each of GEF and NV acquired 31,250 shares of Preferred Stock from the Company pursuant to the Purchase Agreement. A form of the Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. Each share of Preferred Stock is convertible into four shares of Common Stock, subject to adjustment for stock splits, Common Stock dividends and other recapitalizations and reorganizations. The purchase price for the Preferred Stock was $4.00 per share, for an aggregate purchase price of $1,250,000. In addition, each of GEF and NV received Warrants to purchase 1,000,000 shares of Common Stock (the "Warrants"), exercisable only on the conditions described below in Item 6 - Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. A form of the Warrant is attached hereto as Exhibit 2. Each of GEF and NV purchased the shares of Preferred Stock using their respective working capital. On September 8, 2000, Mr. Hannon purchased 4,800 shares of Common Stock at a price of $2.49 per share and Ms. Pisano purchased 6,000 shares of Common Stock at a price of $2.50 per share. On September 13, 2000, Mr. Hannon purchased 2,000 shares of Common Stock at a price of $4.8125 per share. Between October 11, 2000 and December 27, 2000, Mr. Hannon purchased an aggregate of 15,000 shares of Common Stock at prices ranging from $2.05 to $3.46 per share. On December 27, 2000, Mr. Leonard purchased 5,000 shares of Common Stock at a price of $2.125 per share and 5,000 shares of Common Stock at a price of $2.25 per share. These purchases were made in the open market, using personal funds of such Reporting Persons. On December 14, 2000, each of GEF and NV acquired 80,000 shares of Common Stock from the Company for $2.50 per share, or an aggregate purchase price of $400,000. The shares of Common Stock were acquired pursuant to a Securities Purchase Agreement (the "Common Purchase Agreement"). Each of GEF and NV purchased the shares of Common Stock using their respective working capital.

CUSIP No. 296744 10 5                13D/A                         Page 18 of 42


Item 4.           Purpose of the Transaction.

         The purpose of the acquisition of the Preferred Stock by the Reporting Persons was for investment and to give the Reporting Persons certain management rights for purposes of maximizing the long-term value of the Company. The purpose of the acquisition of the Common Stock by the Reporting Persons was for investment. Each of GEF and NV has agreed on the terms provided in the Purchase Agreement to purchase an additional 93,750 shares of Preferred Stock at a price of $4.00 per share in quarterly installments of 31,250 shares each on March 15, 2001, June 15, 2001 and September 15, 2001. The holders of Preferred Stock are entitled to such number of votes as shall entitle them in the aggregate to 51% of the total voting power of the capital stock of the Company, except that the holders of Preferred Stock shall only have the right to one vote for each share of Common Stock into which such holders' shares of Preferred Stock are convertible in the case of a vote with respect to (i) a sale of all or substantially all of the assets of the Company which values the Company at less than $50,000,000 or (ii) a merger transaction in which the Company is to be acquired which values the Company at less than $50,000,000. In addition, a holder of Preferred Stock shall only be entitled to one vote for each share of Common Stock into which such holder's shares of Preferred Stock are convertible if the holders of Preferred Stock default on their obligations under the Purchase Agreement to purchase additional Preferred Stock. So long as GEF and NV have the 51% voting rights to which they are entitled under the terms of the Preferred Stock, they have agreed to vote any shares of Common Stock owned by them in the same proportions as shares of Common Stock are voted by the other holders of Common Stock. Transfer of the Preferred Stock may only be made to affiliates of GEF and NV. The Purchase Agreement provides that GEF and NV may at any time request the Company to convene a meeting of shareholders for the purpose of electing designees of GEF and NV to fill a majority of the seats of the Company's Board of Directors. On December 4, 2000, at the Company's annual meeting of stockholders, Mr. Leonard, Mr. Hannon, Ms. Pisano and Ms. Minton were elected to the Board of Directors of the Company and now comprise four of the Company's nine directors. If not sooner converted, the Preferred Stock shall be automatically converted to Common Stock on September 8, 2002, at which time the 51% voting rights of the holders of Preferred Stock described above would cease to be effective. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

         (a) Each of GEF, Mr. Leonard, Ms. Minton, Mr. Gregory, NV, Mr. Hannon and Ms. Pisano may be deemed the beneficial owner of 1,410,000 shares of Common Stock. This amount is calculated based on the number of shares of Common Stock issuable upon conversion of the 156,250 shares of Preferred Stock held for the account of GEF, the 156,250 shares of Preferred Stock held for the account of NV, the 80,000 shares of Common Stock held for the account of GEF and the 80,000 shares of Common Stock held for the account of NV. This amount does not include any shares issuable upon exercise of the Warrants since it cannot

CUSIP No. 296744 10 5                13D/A                         Page 19 of 42


                  currently be determined whether such Warrants are exercisable within 60 days. See Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The 1,410,000 shares of Common Stock comprise approximately 24.25% of the total number of shares of Common Stock outstanding based on the Company's statement in its
                  Schedule 14A filed with the SEC on November 13, 2000 that it has 4,404,361 shares of Common Stock outstanding, its reservation of 1,250,000 shares of Common Stock for issuance upon conversion of the Preferred Stock and the issuance of 160,000 shares of Common Stock on December 14, 2000. Mr. Leonard, Ms. Minton, Mr. Gregory, Mr. Hannon and Ms. Pisano disclaim beneficial ownership of such shares.

         (b) (i) GEF, NV and the other Reporting Persons may be deemed to have shared voting power with respect to the 1,410,000 shares deemed beneficially held for the account of GEF and NV by virtue of the provisions of a Shareholders Voting Agreement between GEF and NV providing for certain voting arrangements with respect to such shares. A copy of the Shareholders Voting Agreement is attached hereto as Exhibit 3.

                  (ii) GEF, Mr. Leonard, Ms. Minton and Mr. Gregory may be deemed to have the sole power to direct disposition of the 625,000 shares of Common Stock issuable upon conversion of the 156,250 shares of Preferred Stock held for the account of GEF and the 80,000 shares of Common Stock held for the account of GEF.

                  (iii) In addition  to his  interests  described  above in this
                  Item 5, Mr. Leonard has sole voting and disposition power with respect to the 10,000 shares of Common Stock held by him.

                  (iv) NV, Mr. Hannon and Ms. Pisano may be deemed to have the sole power to direct the disposition of the 625,000 shares of Common Stock issuable upon conversion of the 156,250 shares of Preferred Stock held for the account of NV.

                  (v) In addition  to their  interests  described  above in this
                  Item 5, Mr. Hannon and Ms. Pisano have sole voting and disposition power with respect to the 21,800 shares and 6,000 shares of Common Stock, respectively held by them.

         (c) Except as described herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

         (d) The members of GEF have the right to participate in the receipt of dividends from, or proceeds from the sale of, the stock held by GEF in accordance with their membership interests in GEF. The members of NV have the right to participate in the receipt of dividends from, or proceeds from the sale of, the stock held by NV in accordance with their membership interests in NV.

         (e)      Not applicable.

CUSIP No. 296744 10 5                13D/A                         Page 20 of 42


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Purchase Agreement provides for the purchase of the Preferred Stock by GEF and NV and the issuance of the Warrants to GEF and NV. Under the Purchase Agreement, GEF and NV each purchased an aggregate of 156,250 shares of Preferred Stock at the initial closing and on December 15, 2000 and have each agreed on the terms set forth in the Purchase Agreement to purchase an additional 93,750 shares of Preferred Stock in three quarterly installments thereafter. The Company makes customary representations and warranties to GEF and NV and has agreed as soon as practicable to secure the listing on the Nasdaq Stock Market of the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants.

         In connection with the execution and delivery of the Purchase Agreement, the Company approved Articles of Amendment of its Articles of Incorporation, which set forth the terms of the Preferred Stock, including the provisions concerning voting rights described above. A copy of the Articles of Amendment is attached hereto as Exhibit 4.

         Each Warrant is exercisable to purchase an aggregate of 1,000,000 shares at a purchase price of $.001 per share. Such Warrants shall only be exercisable, however, as follows: If the market value of the Common Stock for five consecutive trading days, with aggregate volume on the market on which the Common Stock is traded for such five consecutive trading days of at least
100,000 shares, exceeds the amount set forth below under the heading "Share Price", the Warrant shall be exercisable to purchase the number of shares of Common Stock set forth below under the heading "Cumulative Shares Exercisable."

--------------------------------------------------------------------------------
   Share Price                                  Cumulative Shares Exercisable
--------------------------------------------------------------------------------
     $10.00                                                 250,000
--------------------------------------------------------------------------------
     $12.00                                                 375,000
--------------------------------------------------------------------------------
     $14.00                                                 500,000
--------------------------------------------------------------------------------
     $16.00                                                 625,000
--------------------------------------------------------------------------------
     $18.00                                                 750,000
--------------------------------------------------------------------------------
     $20.00                                                 1,000,000
--------------------------------------------------------------------------------

CUSIP No. 296744 10 5                13D/A                         Page 21 of 42


         The Company, GEF and NV have also entered into a Registration Rights Agreement pursuant to which the Company has agreed to effect the registration of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants (the "Registrable Shares") on two occasions after June 30, 2001 if requested by the holders of at least 51% of the Registrable Shares. In addition, the Company has agreed to effect registration of such shares on Form S-3 provided such registration is not requested more than once in any 12-month period. The Company has also agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time. A copy of the Registration Rights Agreement is attached hereto as
Exhibit 5.

         GEF and NV have also entered into a Shareholders Voting Agreement. This agreement provides that until September 8, 2002 each party will vote for the designees of the other at all elections of directors of the Company and shall consult with the other and vote as may be mutually agreed by the parties in connection with other matters to be voted on by the Company's shareholders or directors.

         Additionally,   the  Reporting   Persons  have  entered  into  a  Joint
Acquisition Statement attached as Exhibit 6 hereto, as required by Rule 13d-1(k)under the Securities Exchange Act of 1934, as amended.

         The Common Purchase Agreement is attached hereto as Exhibit 7. Pursuant to the Common Purchase Agreement, the Company, GEF and NV entered into a Registration Rights Agreement with respect to the shares of Common Stock purchased by GEF and NV under which the Company has agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time. A copy of the Registration Rights Agreement is attached hereto as Exhibit 8.

Item 7.           Materials to be Filed as Exhibits.

         There is filed herewith the following Exhibits:

         Exhibit 1 -- Securities  Purchase Exchange Agreement dated September 7,
                      2000 among the Company, GEF and NV (incorporated herein by reference to Exhibit 1 of the Original Schedule 13D).

         Exhibit 2 -- Form of Common Stock Warrant  issued to each of GEF and NV by the Company on September 8, 2000 (incorporated herein by reference to Exhibit 2 of the Original Schedule 13D).

         Exhibit 3 -- Shareholders  Voting  Agreement  dated  September  8, 2000 between GEF and NV (incorporated herein by reference to Exhibit 3 of the Original Schedule 13D).

         Exhibit 4 -- Articles of Amendment of Articles of  Incorporation of the
                      Company, containing terms of Preferred Stock (incorporated herein by reference to Exhibit 4 of the Original Schedule
                      13D).

CUSIP No. 296744 10 5                13D/A                         Page 22 of 42


         Exhibit 5 -- Registration  Rights  Agreement  dated  September  7, 2000 among the Company, GEF and NV (incorporated herein by reference to Exhibit 5 of the Original Schedule 13D).

         Exhibit 6 -- A  written  agreement  relating  to the  filing  of  joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (incorporated herein by reference to Exhibit 6 of the Original Schedule 13D).

         Exhibit 7 -- Securities  Purchase  Agreement  dated  December  14, 2000 among the Company, GEF and NV.

         Exhibit 8 -- Registration  Rights  Agreement  dated  December  14, 2000 among the Company, GEF and NV.

CUSIP No. 296744 10 5                13D/A                         Page 23 of 42


SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 8, 2001

GEF OPTICAL INVESTMENT COMPANY, LLC               NETWORKING VENTURES, LLC


By:   /s/  H. Jeffrey Leonard                     By:  /s/ John G. Hannon
-------------------------------------             ------------------------------
H. Jeffrey Leonard, President                     John G. Hannon, Member


H. JEFFREY LEONARD                                MARIE S. MINTON

/s/  H. Jeffrey Leonard                           /s/  Marie S. Minton
----------------------------------------------    ------------------------------


JAMES P. GREGORY                                  JOHN G. HANNON

/s/  James P. Gregory                             /s/  John G. Hannon
--------------------------------------------      ------------------------------


CAROLINE S. PISANO

/s/  Caroline S. Pisano
-------------------------------------